SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PROTHENA CORPORATION PUBLIC LIMITED COMPANY

(Name of Subject Company (Issuer))

PROTHENA CORPORATION PUBLIC LIMITED COMPANY

(Name of Filing Person (Offeror))

Options To Purchase Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G72800108

(CUSIP Number of Class of Securities)

Michael J. Malecek

Chief Legal Officer and Company Secretary

Prothena Corporation plc

c/o Prothena Biosciences Inc

331 Oyster Point Boulevard

South San Francisco, California 94080

(650) 837-8550

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Alan C. Mendelson, Esq.

Kathleen M. Wells, Esq.

John C. Williams, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2020 (the “Schedule TO”) by Prothena Corporation plc, an Irish public limited company (“Prothena” or the “Company”), in connection with its offer to exchange eligible stock options for replacement options with modified terms pursuant to the Offer to Exchange Certain Outstanding Options to Purchase Ordinary Shares for a Number of Replacement Options, dated November 9, 2020 (the “Offer to Exchange”). This Amendment is being filed to amend the expiration date and time of the Exchange Offer to January 29, 2021 at 9:00 p.m. Pacific Time. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Prothena Corporation plc, an Irish public limited company. The Company’s principal executive offices are located at 77 Sir John Rogerson’s Quay, Block C, Grand Canal Docklands, Dublin 2, D02 T804, Ireland, and the telephone number of its principal executive offices is 011-353-1-236-2500. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Prothena)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase the Company’s ordinary shares, par value $0.01 per share, that were granted prior to April 23, 2018, with an exercise price equal to or greater than $17.63 held by employees, including the named executive officers, of the Company or its subsidiaries and non-employee directors of the Company, for replacement options to purchase ordinary shares of the Company to be granted under the Prothena Corporation plc 2018 Long Term Incentive Plan, as amended, upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit their election via the option exchange website and agree to the Terms of Election and will be granted replacement options to purchase a lesser number of Company ordinary shares. As of November 6, 2020, there were outstanding eligible options to purchase an aggregate of approximately 2,458,410 ordinary shares of the Company.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Ordinary Shares Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Ordinary Shares Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Prothena),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(12) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Prothena)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 3, 2020, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2020, June 30, 2020, and September 30, 2020, filed with the SEC on May 6, 2020, August 6, 2020, and November 4, 2020, respectively, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b)    Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b)    Other Material Information. Not applicable.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2020	PROTHENA CORPORATION PLC

	By:	/s/ Michael J. Malecek
Name: Michael J. Malecek
Title: Chief Legal Officer and Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Ordinary Shares, dated November 9, 2020

(a)(1)(ii)*	Email to all eligible participants from Gene Kinney, Ph.D.

(a)(1)(iii)	Form of Terms of Election

(a)(1)(iv)*	Form of Announcement Email

(a)(1)(v)	Form of Reminder Email Communication

(a)(1)(vi)	Form of Email Confirming Receipt of Election

(a)(1)(vii)	Form of Final Reminder Email

(a)(1)(viii)*	Screen Shots of Option Exchange Website

(a)(1)(ix)	Option Exchange Frequently Asked Questions

(a)(1)(x)*	Option Exchange Presentation for Eligible Participants

(a)(1)(xi)	Email to All Eligible Participants Regarding Updated Termination Date

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Prothena Corporation plc Amended and Restated 2012 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35676), filed with the SEC on May 23, 2017)

(d)(2)	Form of Option Award Agreement between Prothena Corporation plc and its Non-Employee Directors under the Prothena Corporation plc 2012 Long Term Incentive Plan (used beginning January 29, 2013) (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-196572), filed with the SEC on June 6, 2014)

(d)(3)	Form of Option Award Agreement between Prothena Corporation plc and its Named Executive Officers under the Prothena Corporation plc 2012 Long Term Incentive Plan (used beginning January 29, 2013 until February 4, 2014) (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-196572), filed with the SEC on June 6, 2014)

(d)(4)	Form of Option Award Agreement between Prothena Corporation plc and its Named Executive Officers under the Prothena Corporation plc 2012 Long Term Incentive Plan (used beginning February 4, 2014) (incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K (File No. 001-35676), filed with the SEC on March 13, 2015)

(d)(5)	Prothena Corporation plc 2018 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35676), filed with the SEC on May 18, 2018)

(d)(6)	First Amendment to the Prothena Corporation plc 2018 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35676), filed with the SEC on May 22, 2020)

(d)(7)	Form of Option Award Agreement between Prothena Corporation plc and its Named Executive Officers under the Prothena Corporation plc 2018 Long Term Incentive Plan (used beginning June 21, 2018) (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35676), filed with the SEC on August 7, 2018)

(d)(8)	Form of Option Award Agreement between Prothena Corporation plc and its Non-Employee Directors under the Prothena Corporation plc 2018 Long Term Incentive Plan (used beginning May 16, 2018) (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35676), filed with the SEC on August 7, 2018)

(d)(9)*	Form of Option Award Agreement between Prothena Corporation plc and employees under the Prothena Corporation plc 2018 Long Term Incentive Plan

(d)(10)*	Form of Option Award Agreement between Prothena Corporation plc and employees under the Prothena Corporation plc 2012 Long Term Incentive Plan

(d)(11)*	Form of Option Award Agreement between Prothena Corporation plc and employees in Ireland under the Prothena Corporation plc 2018 Long Term Incentive Plan

(d)(12)*	Form of Option Award Agreement between Prothena Corporation plc and employees in Ireland under the Prothena Corporation plc 2012 Long Term Incentive Plan

(g)	Not applicable

(h)	Not applicable

*	Previously Filed.